THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

December 27, 2010

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	CN Resources Inc.
Form S-1 Registration Statement
File No. 333-167804

Dear Mr. Schwall:

In response to your letter of comments dated December 23, 2010, please be advised as follows:

General

1.
The language, “the offering will not be concurrently” was included in error.  It was my fault.  The two offerings will be concurrent.  I have reviewed the registration statement and have determined that it is clear and consistent throughout both prospectuses and the registration statement that each offering will be made concurrently with the other.

Use of Proceeds

2.	Filed concurrently with this letter is Mr. Xing’s response to comment number 2.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: CN Resources Inc.